

August 5, 2010

Mr. Thomas P. McCaffrey
Senior Vice President and Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: BE Aerospace, Inc.
Definite Proxy Statement filed April 30, 2010
File No. 0-18348

Dear Mr. McCaffrey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in the last paragraph of page 15. Please expand your disclosure of Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Cash Incentives, page 17

2. We note disclosure on page 17 that individual goals have a total weight of 20% of the annual cash incentive target. For each named executive officer, please discuss in future filings the specific items of individual performance used to determine the annual cash incentive payment. Please see Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

3. We note that disclosure of the performance objectives for Messrs. Lieberherr and Exton are not disclosed. In future filings, please disclose all specific annual cash incentive targets for each named executive officer, as these targets appear to have been material in your determination of the amount of the awards. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please show us in your supplemental response what the revisions will look like.

4. In future filings, please disclose in greater detail the target bonus incentive payment amount as a percentage of salary and any exercise in discretion to reduce (or increase) annual cash incentives. Please refer to Item 402(b)(2)(ix) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

5. In future filings, please provide a materially complete description of the correlation between performance under the MIP and the payouts actually made to each of your named executive officers in 2009. Please understand that discussion of the various items that were considered by the committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award the actual amount disclosed in the table on page 18. Please show us in your supplemental response what the revisions will look like.

Long-Term Equity Incentives, page 19

6. We note the disclosure in the table on page 19 regarding the amount of award as a percentage of salary made to each named executive. In future filings, please revise to provide a materially complete description of how you determined these award amounts. Please show us in your supplemental response what the revisions will look like.

7. We note disclosure that 25% of the annual long-term equity incentive award is subject to performance-based vesting. In future filings, quantify the specific performance measures used in determining the amounts paid. Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-33 or Andy Schoeffler at (202) 551-3748 or me at (202) 551-3689 with any other questions.

Sincerely,

John Cash
Branch Chief